Exhibit 99.9

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 492-1307
Canada	www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F/A of:

-	our auditors' report dated March 29, 2010, except as to note 2 which is as of May 13, 2010 on the consolidated balance sheets of Gammon Gold Inc. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2009

-	our auditors' report on reconciliation with United States Generally Accepted Accounting Principles dated March 29, 2010, except as to note 2 to the consolidated financial statements which is as of May 13, 2010

-	our report of Independent Registered Public Accounting Firm dated March 29, 2010 except as to paragraphs 3 through 4 of the accompanying restated Management’s Report on Internal Control over Financial Reporting which are as of May 13, 2010 on the Company’s internal control over financial reporting as of December 31, 2009

-	Our Comments by Auditors for US readers on Canada-US Reporting Differences dated March 29, 2010, except as to note 2 to the consolidated financial statements which is as of May 13 2010 each of which is contained in this annual report on Form 40-F/A of the Company for the year ended December 31, 2009.

Our report dated March 29, 2010, except as to paragraphs 3 through 4 of Management’s Report on Internal Control over Financial Reporting in 40-F/A, which are as of May 13, 2010, on the effectiveness of internal control over financial reporting as of December 31, 2009, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2009 consolidated financial statements have been restated.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada

March 29, 2010 except as to note 2 to the consolidated financial statements, which is as of May 13, 2010